Exhibit 1 Mr. Urstadt is the direct beneficial owner of 117,550 shares of Class A Common Stock, including the 57,500 restricted shares referenced in footnote (2). He is the indirect beneficial owner of 161,175 shares of Class A Common Stock, of which 19,750 shares are owned beneficially and of record by Elinor F. Urstadt, Mr. Urstadt's wife; 41,425 shares are held of record by Urstadt Realty Associates Co LP, a Delaware limited partnership, of which Urstadt Property Company, Inc. (of which Mr. Urstadt is a controlling shareholder) is the general partner and Mr. Urstadt, Mrs. Urstadt, the Catherine U. Biddle Irrevocable Trust and the Charles D. Urstadt Irrevocable Trust (for each of which trusts Mr. Urstadt is the sole trustee) are the limited partners, and 100,000 shares are held of record by the Urstadt Conservation Foundation (the "Foundation"), of which Mr. Urstadt and Mrs. Urstadt are the sole trustees. Mr. Urstadt disclaims beneficial ownership of any shares owned by the Foundation. Due to a clerical error, previously filed Forms 4 incorrectly stated that Mr. Urstadt was the direct beneficial owner of an additional 200 shares of Class A Common Stock of the Issuer.